Exhibit 99.1

China Ceramics Announces First Quarter 2014 Financial Results

JINJIANG, China, Aug. 11, 2014 /PRNewswire/ -- China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) ("China Ceramics" or the "Company"), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•	Revenue was RMB 208.8 million (US$ 33.6 million), up 39.9% from the first quarter of 2013
•	Gross profit was RMB 9.3 million (US$ 1.5 million), up 82.4% from the first quarter of 2013
•	Plant utilization was 39% as compared to 28% in the first quarter of 2013
•	Net loss was RMB 71.5 million (US$ 11.5 million) as compared to a net loss of RMB 5.4 million in the first quarter of 2013
•	Net loss would have been RMB 2.8 million (US$ 0.5 million) if the foreign currency transactions had not been in place during the quarter

"We are pleased to report solid first quarter revenue and gross profit to begin 2014 as market conditions have begun to improve following last year's challenging market environment," said Mr. Jiadong Huang, CEO of China Ceramics. "The quarter's results were driven by both higher sales volume and a higher average selling price for our ceramic products as compared to last year's first quarter. This resulted in a strong 40% year-over-year increase in our top-line results.

"However, foreign currency transaction agreements that we entered into hindered our bottom line and resulted in a RMB 68.7 million (US$11.1 million) realized and unrealized fair value loss in the quarter. In July 2014, I, the Company's largest shareholder, and an affiliate of mine, agreed to assume these agreements. As a result, the Company will not be required to fund any losses related to these agreements and it will neither suffer any future liabilities arising under those agreements nor realize any benefits arising under those agreements.

"We continued to maintain a reduced utilization of our existing operating plant capacity in the first quarter of 2014 in order to keep our operating costs low. We are currently utilizing plant production facilities capable of producing 28 million square meters of ceramic tiles per year out of a total annual production capacity of 72 million square meters of ceramic tiles. We plan to bring additional capacity online as market demand dictates.

"We believe that the operating environment in 2014 will continue to improve and the demand drivers of our business are sustainable. The real estate and construction sectors continue to be vital to the Chinese economy. Long-term urbanization and population growth continue to be positive drivers for the development of our business sector. We believe that we have a solid platform in terms of our modernized facilities, new customer showroom and innovative marketing strategies. Given our extensive experience and deep expertise, we are confident that we can continue to capitalize upon the opportunities presented by China's robust growth and development," concluded Mr. Jiadong Huang.

First Quarter 2014 Results

Revenue for the first quarter ended March 31, 2014 was RMB 208.8 million (US$ 33.6 million), an increase of 39.9% from RMB 149.2 million for the first quarter ended March 31, 2013. The year-over-year increase in revenue was primarily driven by a 23.0% increase in sales volume to 7.5 million square meters of ceramic tiles in the first quarter of 2014, from 6.1 million square meters in the first quarter of 2013, and a 14.8% increase in the average selling price to RMB 28.0 (US$4.5) per square meter in the first quarter of 2014, from RMB 24.4 per square meter in the first quarter of 2013. We attribute our increased revenue in the first quarter of 2014 as compared to the same period of 2013 to improving market conditions.

Gross profit for the first quarter ended March 31, 2014 was RMB 9.3 million (US$ 1.5 million), an increase of 82.4%, from RMB 5.1 million in the first quarter of 2013. Gross profit margin was 4.5% for the first quarter ended March 31, 2014 compared to 3.4% for the first quarter of 2013. The year-over-year increase in gross profit margin was primarily caused by the temporary reduction in selling price for the first quarter ended March 31, 2013. We reduced our selling price in the first quarter of 2013 on certain products to retain our market position due to challenging market conditions. We reinstated the majority of our normal selling prices from February 2013 onwards. The positive impact of selling price on gross profit in 2014 was partially offset by the increase in our production costs. During 2014, our Hengda facility was required by a local governmental regulatory agency to use natural gas to operate the facility instead of coal. This mandated change in fuel sourcing is part of a province-wide (and country-wide) effort to reduce pollution. This change resulted in the increase in our production costs because natural gas is a more expensive energy source than coal. For Hengda, the unit cost of natural gas for the first quarter ended March 31, 2014 was RMB 3.95 (US$ 0.64), an increase of 1.0%, compared to RMB 3.91 for the unit cost of coal in the same period in 2013.

Administrative expenses for the first quarter ended March 31, 2014 were RMB 6.9 million (US$ 1.1 million), down 10.4% from RMB 7.7 million in the first quarter of 2013. Non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan declined to RMB 0.2 million (US$ 0.03 million) as compared to RMB 0.7 million in the same period in 2013, as all the underlying options to our directors and senior management vested by January 2014.

Realized and unrealized fair value loss on derivative financial instruments for the first quarter ended March 31, 2014 were RMB 68.7 million (US$ 11.1 million). During the second quarter of 2013 and the first quarter of 2014, we entered into certain foreign currency transaction agreements with Taishin International Bank for investment purposes. The agreements meet the definition of a derivative: no initial net investment; value changes in response to the change of exchange rate (US$ versus RMB); and agreements are settled at a future date. The notional principal amounts of the outstanding foreign exchange forward contracts as of March 31, 2014 are US$ 20 million. These foreign exchange forward contracts are expected to mature at various dates within 12 months. In 2014, the RMB depreciated against the US$ and we incurred losses on these forward contracts. As of March 31, 2014, we recognized the fair value of the derivative of RMB 70.0 million (US$ 11.3 million), based upon the MTM (mark-to–market) report provided by Taishin International Bank, as a liability on the condensed consolidated statement of financial position for us to unwind (sell) the product. In July 2014, our Chief Executive Officer, the Company's largest shareholder, and an affiliate of our Chief Executive Officer, agreed to assume these agreements. As a result, we will not be required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor realize any benefits arising under those agreements.

Loss from operations before taxation for the first quarter ended March 31, 2014 was RMB 71.2 million (US$ 11.5 million), as compared to a loss from operations before taxation of RMB 6.5 million in the first quarter of 2013. The year-over-year increase in loss from operations was primarily the result of the realized and unrealized fair value loss on derivative financial instruments of RMB 68.7 million (US$ 11.1 million) in the first quarter of 2014.

Net loss for the first quarter ended March 31, 2014 was RMB 71.5 million (US$ 11.5 million), as compared to RMB 5.4 million in the comparable period of 2013. The year-over-year increase in net loss was primarily the result of the fair value loss on derivative financial instruments of RMB 68.7 million (US$ 11.1 million) in the first quarter of 2014.

Loss per fully diluted share was RMB 3.50 (US $0.56) for the first quarter ended March 31, 2014, as compared to RMB 0.26 in the first quarter of 2013. Per share calculations for the first quarters of 2014 and 2013 were computed using 20.4 million shares.

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The operating results of the first quarter of 2014 improved over the first quarter of 2013 as the Company's sales volume of 7.5 million square meters of ceramic tiles increased 23.0% and the average selling price of RMB 28.0 (US$ 4.50) per square meter increased 14.8% from those in the first quarter of 2013.  However, the net loss for the first quarter ended March 31, 2014 was RMB 71.5 million (US$ 11.5 million), as compared to RMB 5.4 million in the comparable period of 2013.  The year-over-year increase in net loss was primarily the result of the realized and unrealized fair value loss on financial derivative instruments of RMB 68.7 million (US$ 11.1 million) in the first quarter of 2014.

First Quarter 2014 Statements of Selected Financial Position Items

•	Cash and bank balances were RMB 133.6 million (US$ 21.5 million) as of March 31, 2014, compared with RMB 28.8 million as of December 31, 2013. The increase in cash and bank balances of RMB 104.8 million was primarily the result of a decrease in our trade receivables of RMB 103.2 million during the first quarter of 2014.
•	Short-term bank borrowings were RMB 85.7 million (US$ 13.8 million) as of March 31, 2014, compared with RMB 99.7 million as of December 31, 2013. The decrease was primarily due to the net repayment of short-term bank borrowings of RMB 15.0 million during the first quarter of 2014.
•	Inventory turnover was 137 days as of March 31, 2014 compared with 124 days as of December 31, 2013.
•	Trade receivables turnover was 189 days as of March 31, 2014 compared with 185 days as of December 31, 2013. We typically extend a credit period of 90 days to our customers, and have extended the credit period to 150 days to address funding pressures of some distributors considering the challenging market conditions in China's real estate industry since the last quarter of 2012.
•	Trade payables turnover was 100 days as of March 31, 2014 compared with 79 days as of December 31, 2013. The average turnover days were within the normal credit period of 1 to 4 months granted by our suppliers.

Liquidity and Capital Resources

Cash flow generated from operating activities was RMB 112.9 million (US$ 18.2 million) for the quarter ended March 31, 2014, compared to RMB 99.1 million in the same period in 2013. The year-over-year increase of RMB 13.7 million was mainly caused by cash flows generated from our improved operating results.

Cash flow generated from investing activities for the quarter ended March 31, 2014 was RMB 1.5 million (US$ 0.2 million), mainly caused by proceeds from derivative financial instruments of RMB 1.4 million, compared to RMB 37.3 million of cash flow used in investing activities in the same period of 2013, mainly caused by the acquisition of equipment of RMB 37.4 million.

Cash flow used in financing activities was RMB 9.6 million (US$ 1.5 million) for the quarter ended March 31, 2014, as compared to nil for the same period of 2013, due to repayment of bank borrowings of RMB 50.0 million, net of new bank borrowings obtained of RMB 35.0 million, and advances from related parties of RMB 5.4 million to partially contribute to the registered capital of Hengda in the first quarter of 2014.

Plant Capacity and Capital Expenditures Update

For the first quarter of 2014, we utilized annual ceramic tile production capacity of 28 million square meters out of a total annual production capacity of 72 million square meters. We utilized annual production capacity of 20 million square meters in the first quarter of 2013.

Our Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized annual capacity capable of producing 20 million square meters of ceramic tiles in the first quarter of 2014. Our Hengdali facility has an annual production capacity of 30 million square meters and we utilized annual capacity capable of producing 8 million square meters of ceramic tiles in the first quarter of 2014. We will bring our unused production capacity online as customer demand dictates and when there are further signs of improvement in China's real estate and construction sector.

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We review the levels of capital expenditures throughout the year and makes adjustments to our capital expenditures depending on market conditions. Although business conditions are subject to change, we anticipate a modest level of capital expenditures for 2014 apart from those associated with minimal upgrades, routine repairs and maintenance of equipment.

Business Outlook

In the first quarter of 2014, we experienced stronger results relative to the comparable period last year and a seasonal slowdown consistent with the construction building cycle. Our sales volume of 7.5 million square meters of ceramic tiles rose 23.0% from that recorded in the first quarter of 2013 as conditions in China's real estate and construction sectors have begun to improve. In addition, our average selling price rose 14.8% from the comparable quarter in 2013 when we temporarily reduced our pricing on certain products to retain our market position.

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into a dealership agreement with customers and a sales or purchase contract each time a customer places an order. As of March 31, 2014, our backlog was RMB 169.7 million (US$ 27.3 million) which represents approximately the next two months of revenue as of the end of the quarter.  This compares to a backlog of approximately RMB 126.3 million as of March 31, 2013, a year-over-year increase of 34.4%. Under normal circumstances, our backlog is an indicator of revenues in the next quarter, though it is subject to change as a result of unforeseen business conditions and events including credit payment terms.

We believe that the macroeconomic environment will be relatively stable in 2014 with less volatility than what occurred in 2013. We believe that the real estate and construction sectors will further normalize as continued urbanization and population growth are expected to promote the building of new residential properties throughout urban areas of China. Although the government's general policy is to encourage the careful increase of land supplies, further clarification of government policies could help to reinforce further improvement in the real estate and construction sectors which are viewed as vital to sustaining China's economic growth.

Events Occurring After the First Quarter 2014 Period

On February 25, 2014, we announced that the first of our announced two semi-annual cash dividends of US$0.0125 per share (equivalent to approximately RMB 0.08 per share) will be payable on July 14, 2014 to shareholders of record as of June 13, 2014. On July 14, 2014, dividends (net of the 5% PRC withholding tax) of RMB 1.5 million (US$ 0.2 million) were paid. The second cash dividend will be paid on January 14, 2015 based on a record date of December 12, 2014.

In June 2014, we, our Chief Executive Officer and our Audit Committee set out to attempt to terminate the foreign currency transaction agreements as to us; and to reach a resolution that would not deplete our liquid assets by virtue of having entered into the foreign currency transaction agreements. Ultimately, the Chief Executive Officer agreed to cause an entity controlled by him to assume those agreements and the liabilities arising under those agreements. On July 31, 2014, Sound Treasure Limited, our largest shareholder and an affiliate of our Chief Executive Officer, entered into a three party agreement (the "Novation") with the financial institution that originated the foreign currency transaction agreements and us. Under the Novation, Sound Treasure Limited assumed these agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and we were released from the liabilities arising under the foreign currency transaction agreements. As a result, we will not be required to fund any losses related to these agreements, and we will neither suffer any future liabilities arising under those agreements nor enjoy any benefit arising under those agreements.

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At the time that each of the foreign currency transaction agreements was established with the financial institution, we were required to deposit monies with the financial institution. RMB 6.7 million of a total of RMB 15.1 million in deposits were funded on our behalf by Wong Kung Tok (who is the brother-in-law of the Company's Chief Executive Officer) at the request of our Chief Executive Officer, and were included in a total of RMB 40.2 million in loans owed by us to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, our Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok entered into an agreement with us (the "Offset Agreement") pursuant to which loans totaling RMB 20.7 million owed by us to Wong Kung Tok as of the date of the Offset Agreement were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited; and in return we agreed to forego any claim to RMB 15.1 million in deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation. As a result of these transactions, Sound Treasure Limited released us from liabilities aggregating RMB 87.8 million and we transferred ownership of RMB 15.1 million in deposits held at the financial institution from us to Sound Treasure Limited. Except as disclosed above neither our Chief Executive Officer nor any affiliate of the Chief Executive Officer received any remuneration for agreeing to assume the foreign currency transaction agreements. The material terms of the Novation and the Sound Treasure Agreement were reviewed and approved by the Audit Committee. As a result of the Novation and the Offset Agreement, approximately RMB 87.8 million in liabilities on our books will be extinguished in the third quarter of 2014 and Additional Paid-In Capital will be increased by approximately RMB 72.7 million.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the "Hengda" or "HD", "Hengdeli" or "HDL", the "TOERTO" and "WULIQIAO" brands, and the "Pottery Capital of Tang Dynasty" brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company's financial information is stated in Renminbi ("RMB"). Translations of amounts from RMB into United States dollars ("US$") in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.2164. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on March 31, 2014. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on March 31, 2014 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, and the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

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All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact Information:
China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849

FINANCIAL TABLES FOLLOW

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of March 31, 2014		As of December 31, 2013
	USD'000	RMB'000	RMB'000

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	126,220	784,633	802,578
Land use rights	4,787	29,761	29,929
Goodwill	601	3,735	3,735
Deferred tax asset	1,793	11,144	9,797
	133,401	829,273	846,039
Current assets
Inventories	47,729	296,701	307,436
Trade receivables	62,382	387,790	490,989
Other receivables and prepayments	647	4,022	15,525
Income tax receivables	273	1,699	-
Derivative financial instruments	-	-	44
Restricted cash	7,149	44,441	37,359
Cash and bank balances	21,498	133,640	28,848
	139,678	868,293	880,201

Current liabilities
Trade payables	21,142	131,430	152,572
Accrued liabilities and other payables	6,175	38,385	43,140
Derivative financial instruments	11,266	70,034	-
Interest-bearing bank borrowings	13,789	85,717	99,652
Amounts owed to related parties	3,349	20,821	8,539
Income tax payable	270	1,678	1,520
	55,991	348,065	305,423
Net current assets	83,687	520,228	574,778

Non-current liabilities
Deferred tax liabilities	200	1,245	1,245
Net assets	216,888	1,348,256	1,419,572
EQUITY
Total shareholders' equity	216,888	1,348,256	1,419,572

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three months ended March 31,
	2014		2013
	USD'000	RMB'000	RMB'000

Revenue	33,594	208,835	149,227
Cost of sales	(32,099)	(199,542)	(144,092)
Gross profit	1,495	9,293	5,135
Other income	13	82	112
Selling and distribution expenses	(449)	(2,794)	(2,705)
Administrative expenses	(1,112)	(6,912)	(7,732)
Finance costs	(180)	(1,119)	(1,082)
Realized and unrealized fair value loss on derivative financial instruments	(11,049)	(68,688)	-
Other expenses	(175)	(1,087)	(268)
Loss before taxation	(11,457)	(71,225)	(6,540)
Income tax (expense)/credit	(46)	(287)	1,170
Loss attributable to shareholders	(11,503)	(71,512)	(5,370)
Loss per share
Basic (USD/RMB)	USD (0.56)	RMB (3.50)	RMB (0.26)
Diluted (USD/RMB)	USD (0.56)	RMB (3.50)	RMB (0.26)
Weighted average number of ordinary shares outstanding used in computing loss per share
Basic	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	For the three months ended March 31,
	2014	2013

Sales volume (square meters)	7,454,231	6,124,475
Average Selling Price (in RMB/square meter)	28.0	24.4

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
	2014		2013
	USD'000	RMB'000	RMB'000
Cash flows from operating activities
Loss before taxation	(11,457)	(71,225)	(6,540)
Adjustments for
Amortization of land use rights	27	167	167
Depreciation of property, plant and equipment	2,887	17,945	16,830
Realized gain from derivative financial instruments	(224)	(1,390)	-
Fair value loss on derivative financial instruments	11,273	70,078	-
Write down of inventories	-	-	(3,049)
Share-based compensation	24	150	736
Finance costs	180	1,119	1,082
Interest income	(13)	(82)	(131)
Foreign exchange gain	135	838	-
Operating cash flows before working capital changes	2,832	17,600	9,095
Decrease in inventories	1,727	10,735	14,378
Decrease in trade receivables	16,601	103,199	121,287
Decrease/(increase) in other receivables and prepayments	1,850	11,503	(8,163)
Decrease in trade payables	(3,401)	(21,142)	(23,081)
Decrease in accrued liabilities, other payables and amounts owed to related parties	(760)	(4,723)	(9,128)
Cash generated from operations	18,849	117,172	104,388
Interest paid	(183)	(1,140)	(1,067)
Income tax paid	(511)	(3,175)	(4,196)
Net cash generated from operating activities	18,155	112,857	99,125
Cash flows from investing activities
Proceed from derivative financial instruments	224	1,390	-
Acquisition of property, plant and equipment	-	-	(37,399)
Increase in restricted cash	(3)	(18)	-
Interest received	13	82	131
Net cash generated from/(used in) investing activities	234	1,454	(37,268)
Cash flows from financing activities
Bank borrowings obtained	5,630	35,000	-
Repayment of short-term loans	(8,043)	(50,000)	-
Advances from related parties	874	5,433	-
Net cash used in financing activities	(1,539)	(9,567)	-
Net increase in cash and cash equivalents	16,850	104,744	61,857
Cash and cash equivalents, beginning of period	4,640	28,848	89,448
Effect of foreign exchange rate differences	8	48	15
Cash and cash equivalents, end of period	21,498	133,640	151,320

Non-cash transaction:

At the time each of the foreign currency transaction agreements was established with the financial institution, the Company was required to deposit monies with the financial institution. During the first quarter of 2014, RMB 6,838,000 in deposits were funded on behalf by the Company by a related party.

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